UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Golf Trust of America, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share**

(Title of Class of Securities)

38168B103

(CUSIP Number)

James J. Finnegan, Esq.

AEW Capital Management, Inc.

World Trade Center East, Two Seaport Lane, Boston, MA 02210

(617) 261-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**AEW Targeted Securities Fund, L.P. (the “Reporting Person”) currently owns 9.25% Series A Convertible Cumulative Preferred Stock, par value, $.01 per share (the “Series A Preferred Stock”), of Golf Trust of America, Inc., which is convertible into Common Stock in accordance with the terms of the Series A Preferred Stock.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38168B103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AEW Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 761,904

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 761,904

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 761,904

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%*

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 38168B103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AEW TSF, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 761,904

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 761,904

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 761,904 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%*

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38168B103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AEW TSF, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 761,904 Shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 761,904 Shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 761,904 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%*

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 38168B103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AEW Capital Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Commonwealth of Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 761,904 Shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 761,904 Shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 761,904 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%*

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 38168B103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AEW Targeted Securities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 761,904 Shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 761,904 Shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 761,904 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%*

14.	Type of Reporting Person (See Instructions) PN

* The calculations above are based on 7,372,788 shares of GTA Common Stock outstanding, as reported in GTA’s Annual Report on Form 10-K (File No. 001-14494) filed with the Securities and Exchange Commission (“SEC”) on March 30, 2005.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $.01 per share (the “GTA Common Stock”), of Golf Trust of America, Inc., a Maryland corporation (“GTA” or the “Issuer”).  AEW Targeted Securities Fund, L.P. currently owns 9.25% Series A Convertible Cumulative Preferred Stock, par value, $.01 per share (the “Series A Preferred Stock”), of the Issuer, which is convertible into Common Stock in accordance with the terms of the Series A Preferred Stock.  The principal executive offices of GTA are located at 10 North Adger’s Wharf, Charleston, SC 29401.

Item 2.	Identity and Background.

(a), (b), (c) and (f) This Schedule 13D is being filed jointly by AEW Capital Management, L.P. (“AEW Capital”), AEW Capital Management, Inc. (“AEW”), AEW TSF, Inc. (“TSF Inc.”), AEW TSF, L.L.C. (“TSF LLC”) and AEW Targeted Securities Fund, L.P. (“AEW Fund”) (collectively, the “Reporting Persons”).  AEW is the general partner of AEW Capital.  AEW Capital is the sole shareholder of TSF Inc., which is the managing member of TSF, LLC, which is the general partner of AEW Fund.

The address of the principal business office of AEW Capital, AEW, TSF Inc., TSF LLC and AEW Fund is AEW Capital Management, Inc., World Trade Center East, Two Seaport Lane, Boston, MA 02210.

The principal business of AEW Fund is to acquire, improve, develop, lease, maintain, own, operate, manage, mortgage, hold, sell, exchange and otherwise deal in and with investments and real estate and other assets.  AEW is the general partner of AEW Capital and has been formed for such purpose.  AEW Capital is the sole shareholder of TSF Inc. and its principal business is acting as a registered real estate investment advisor.  TSF Inc. is the Managing Member of TSF LLC and has been formed for such purpose.  TSF LLC is the General Partner of AEW Fund and has been formed for such purpose.

AEW is a corporation organized under the laws of the Commonwealth of Massachusetts.  AEW Capital is a limited partnership organized under the laws of the State of Delaware.  TSF Inc. is a corporation organized under the laws of the State of Delaware.  TSF LLC is a limited liability company organized under the laws of the State of Delaware.  AEW Fund is a partnership organized under the laws of the State of Delaware.

The business of AEW is managed by its Board of Directors.  The names, business address and present principal occupations or employment of the officers and directors of AEW are shown on Appendix A, which information is required to be disclosed in response to Item 2 and general instruction C to Schedule 13D.  Each person listed in Appendix A is a citizen of the United States and each person disclaims beneficial ownership of the GTA Common Stock beneficially owned by the Reporting Persons.

(d) and (e) None of the Reporting Persons during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 2, 1999, AEW Fund purchased 800,000 shares of GTA’s Series A Preferred Stock for a purchase price of $20,000,000, pursuant to a Stock Purchase Agreement dated as of April 2, 1999, by and among AEW Fund, GTA, Golf Trust of America, L.P., GTA GP, Inc. and GTA LP, Inc. (the “Stock Purchase Agreement”).

The working capital of AEW Fund was the source of the funds for the purchase.  No part of the purchase price paid by AEW Fund was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Series A Preferred Stock.  After the purchase described in the preceding paragraph, AEW, AEW Capital, AEW Fund, TSF Inc. and TSF LLC each beneficially own 761,904 shares of GTA Common Stock.

Item 4.	Purpose of Transaction.

The purpose in purchasing the Series A Preferred Stock was to acquire an equity interest in the Issuer in pursuit of the investment objectives of the Reporting Persons.  The Reporting Persons held the Series A Preferred Stock for investment purposes.  On May 6, 2005, GTA and AEW Fund entered into an Option Agreement (the “Option Agreement”) relating to the 800,000 shares of Series A Preferred Stock.  AEW Fund entered into this Option Agreement with the purpose of changing or influencing control of the Issuer.  The Option Agreement, among other things:

•

grants the Issuer the option (the “Option”), exercisable by the Issuer in its sole discretion, to purchase, on or before November 30, 2005 (the “Option Termination Date”), all 800,000 shares of the Series A Preferred Stock held by AEW Fund including, without limitation, all of AEW Fund’s rights to Liquidation Preferences (as defined in the Issuer’s Articles Supplementary, including, without limitation, Liquidation Preferences in respect of any accrued and unpaid dividends) payable in respect of such shares as of the Issuer’s exercise of the Option (the “Series A Shares”) for a price of approximately $24,913,889 (the “Exercise Price”);

•

provides that in the event that AEW Fund exercises any redemption right on or before the Option Termination Date, or in the event that a transaction involving the Issuer which would give AEW Fund a right to liquidation preference payments arises on or before the Option Termination Date, the aggregate redemption price or liquidation payment, as the case may be, in respect of the Series A Shares shall be the Exercise Price; and

•

provides that at such time as the Issuer requests AEW Fund’s consent or approval in contemplation of a merger, acquisition or recapitalization of the Issuer, a sale of all or substantially all of the assets of the Issuer, or any similar transaction requiring its consent as the holder of the Series A Shares, AEW Fund will approve and consent to such transaction, and will waive any rights to dissent from the approval of such a transaction, provided that the Issuer will pay to AEW Fund the Exercise Price within three (3) business days of the Issuer’s exercise of the Option in accordance with the terms of the Option Agreement in connection with such transaction.

The Reporting Persons review continuously the equity position of the Reporting Persons in the Issuer.  Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, the Reporting Persons may determine to cease making additional purchases of shares of Common Stock or to increase or decrease the equity interest in the Issuer by acquiring additional shares of Common Stock, or by disposing of all or a portion of the shares of Common Stock.

Except as reported herein, the Reporting Persons have no plans or proposals which relates to, or would result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)

AEW Fund is the record owner of 761,904 shares of GTA Common Stock (the “AEW Fund Shares”).  As the general partner of AEW Fund, TSF LLC may be deemed to beneficially own the AEW Fund Shares.  As the managing member of TSF LLC, TSF Inc. may also be deemed to beneficially own the AEW Fund Shares.  As the sole shareholder of TSF Inc.,  AEW Capital may also be deemed to beneficially own the AEW Fund Shares.  As the general partner of AEW Capital, AEW may also be deemed to beneficially own the AEW Fund Shares.  These shares represent 9.4% of the outstanding shares of GTA Common Stock.

The calculation above is based on 7,372,788 shares of GTA Common Stock outstanding, as reported in GTA’s Annual Report on Form 10-K (File No. 001-14494) filed with the Securities and Exchange Commission (“SEC”) on March 30, 2005.  Each of the Reporting Persons, disclaims beneficial ownership of the shares except to the extent of their pecuniary interest therein, if any.

(b)	Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

761,904 shares for each Reporting Person.

	(ii)	shared power to vote or to direct the vote:

None for each Reporting Person.

	(iii)	sole power to dispose or to direct the disposition:

761,904 shares for each Reporting Person.

	(iv)	shared power to dispose or to direct the disposition:

None for each Reporting Person.

(c)

Except as described herein, there have not been any transactions in the shares of GTA Common Stock effected by or for the account of the Reporting Persons during the 60 days prior to the date of this Schedule 13D.

(d)

Except as described in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of GTA Common Stock owned by AEW Fund, TSF Inc., TSF LLC, AEW and AEW Capital.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Stock Purchase Agreement provides for the purchase and sale of an aggregate of 800,000 shares of GTA’s Series A Preferred Stock at a price of $25.00 per share, and includes standard representations and warranties of the Issuer and AEW Fund, as well as additional terms and conditions.  The Stock Purchase Agreement may be amended, modified, or supplemented pursuant to an instrument in writing signed by the parties to the Stock Purchase Agreement.

Pursuant to the Issuer’s Articles Supplementary, the Series A Preferred Stock is convertible, in whole or in part, at the option of the holder at any time, unless previously redeemed, into Common Stock at a conversion price of $26.25 per Common Share (equivalent to an initial conversion rate of approximately 0.95238 Common Share per Series A Preferred Share), subject to adjustment in certain circumstances.

In connection with the Issuer’s plan of liquidation approved at a special meeting of its shareholders on May 22, 2001, the Issuer and AEW Fund entered into a Voting Agreement, dated as of February 22, 2001 (the “Voting Agreement”).  Under the Voting Agreement, AEW Fund was required to vote in favor of the plan of liquidation and required the Issuer to redeem all of the shares of Series A Preferred Stock (for $25.00 per share plus dividends accrued and unpaid thereon through the date of the final redemption payment) promptly after the Issuer determines in good faith that it has received sufficient net proceeds from the disposition of its assets and/or operations to redeem all of the shares of Series A Preferred Stock without violating any legal or contractual obligations.  Moreover, under the Voting Agreement, since the Issuer did not fully redeem the Series A Preferred Stock by May 22, 2003, AEW Fund or its transferee had the right to require the Issuer to redeem the Series A Preferred Stock in full within 60 days, which right was exercised by AEW Fund.  Since the Issuer defaulted on that obligation, from July 21, 2003 until the Series A Preferred Stock is redeemed, the stated dividend rate of the Series A preferred stock increased from 9.25% to 12.50% per annum (equivalent to a quarterly dividend of $625,000).  In addition, per the terms of the Voting Agreement, the Issuer will make no further distributions to common stockholders without AEW Fund’s consent until the Series A Preferred Stock is redeemed, unless required to maintain the Issuer’s REIT status.

Under the terms of the Option Agreement, prior to the Option Termination Date, the Issuer may exercise the Option to purchase all 800,000 shares of the Series A Preferred Stock held by AEW Fund including, without limitation, all of AEW Fund’s rights to Liquidation Preferences (as defined in the Issuer’s Articles Supplementary, including, without limitation, Liquidation Preferences in respect of any accrued and unpaid dividends) payable in respect of such shares for a price of approximately $24,913,889.  In the event that AEW Fund exercises any redemption right on or before the Option Termination Date, or in the event that a transaction involving the Issuer which would give AEW Fund a right to liquidation preference payments arises on or before the Option Termination Date, the aggregate redemption price or liquidation payment, as the case may be, in respect of the Series A Shares shall be the Exercise Price.

Generally, the Series A Preferred Stock have no voting rights or powers.  The holders of Series A Preferred Stock were entitled to elect two directors of the Issuer at the November 17, 2003 annual meeting of stockholders, and continues to be entitled to do so at each subsequent annual meeting of stockholders because the Issuer has at least six quarters of accrued and unpaid dividends payable on the shares of Series A Preferred Stock.  This voting right to elect members of the Board of Directors will continue until such time as all dividends accumulated and unpaid on the Series A Preferred Stock have been paid or declared and funds set apart for payment in full.  In addition, if any shares of Series A Preferred Stock are outstanding, the affirmative vote of at least 66-2/3% of the holders of Series A Preferred Stock is generally necessary for certain material and adverse amendments to, or alteration of, the terms of the Series A Preferred Stock.  The affirmative vote of 100% of the holders of Series A Preferred Stock is necessary for effecting or validating the authorization, creation of, or the issuance of, any shares of the Issuer that are senior to the Series A Preferred Stock.

The Option Agreement provides that at such time as the Issuer requests AEW Fund’s consent or approval in contemplation of a merger, acquisition or recapitalization of the Issuer, a sale of all or substantially all of the assets of the Issuer, or any similar transaction requiring its consent as the holder of the Series A Shares, AEW Fund will approve and consent to such transaction, and will waive any rights to dissent from the approval of such a transaction, provided that the Issuer will pay to AEW Fund the Exercise Price within three (3) business days of the Issuer’s exercise of the Option in accordance with the terms of the Option Agreement in connection with such transaction.

Pursuant to a Registration Rights Agreement, dated as of April 2, 1999, by and among the Issuer and AEW Fund, the Issuer granted to AEW Fund certain shelf, demand and incidental registration rights, which require the Issuer to cause certain securities of the Issuer to be registered under the Securities Act of 1933, as amended, so as to permit the sale or other disposition by AEW Fund of said securities.  GTA has also made other customary agreements regarding this registration, including matters relating to indemnification; maintenance of the registration statement; payment of expenses; and compliance with state “blue sky” laws.

The foregoing is a summary and does not purport to be complete, and is qualified by reference to the entire Stock Purchase Agreement, Articles Supplementary, Voting Agreement, Registration Rights Agreement and Option Agreement as filed by the Issuer with the Securities and Exchange Commission.

Except as set forth herein, the Reporting Persons have no plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.  However, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent it deems advisable.

Item 7.	Material to Be Filed as Exhibits.
Exhibit 1	Agreement regarding the filing of joint Schedule 13D.

Exhibit 2	Option Agreement, dated as of May 6, 2005, by and among Golf Trust of America, Inc. and AEW Targeted Securities Fund, L.P.

Articles Supplementary of Golf Trust of America, Inc. relating to the Series A Preferred Stock, as filed with the State Department of Assessments and Taxation of the State of Maryland on April 2, 1999 (previously filed as Exhibit 3.1 to the Issuer's Current Report on Form 8-K, filed April 13, 1999).

Voting Agreement, between Golf Trust of America, Inc. and the holder of all of its outstanding shares of Series A Preferred Stock, AEW Targeted Securities Fund, L.P., dated February 22, 2001 (previously filed as Exhibit 4.2 to the Issuer's Current Report on Form 8-K, filed March 12, 2001).

Stock Purchase Agreement, dated April 2, 1999, by and among Golf Trust of America, Inc., Golf Trust of America, L.P., GTA GP, Inc., GTA LP, Inc. and AEW Targeted Securities Fund, L.P. (previously filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed April 13, 1999).

Registration Rights Agreement, dated April 2, 1999, by and between Golf Trust of America, Inc. and AEW Targeted Securities Fund, L.P. (previously filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed April 13, 1999).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2005

AEW Capital Management, L.P.

By:	AEW Capital Management, Inc., its general partner

By:	/s/ James J. Finnegan
Name:	James J. Finnegan
Title:	Vice President

AEW Capital Management, Inc.

By:	/s/ James J. Finnegan
Name:	James J. Finnegan
Title:	Vice President

AEW TSF, L.L.C.

By:	/s/ James J. Finnegan
Name:	James J. Finnegan
Title:	Vice President

AEW TSF, Inc.

By:	/s/ James J. Finnegan
Name:	James J. Finnegan
Title:	Vice President

AEW Targeted Securities Fund, L.P.

By:	AEW TSF, L.L.C., its general partner

By:	AEW TSF, Inc., its managing member

By:	/s/ James J. Finnegan
Name:	James J. Finnegan
Title:	Vice President

Schedule A

The name and present principal occupation or employment of each executive officer and director of AEW Capital Management, Inc. are set forth below.  The business address of each person is set forth below, and the address of the corporation or organization in which such employment is conducted is the same as his business address.  All of the persons listed below are U.S. citizens.

Name	Business Address	Occupation
Peter S. Voss Director	AEW Capital Management, Inc. World Trade Center East Two Seaport Lane Boston, MA 02210	Investment Professional

Jeffrey D. Furber Director and President	AEW Capital Management, Inc. World Trade Center East Two Seaport Lane Boston, MA 02210	Real Estate Professional

James J. Finnegan Vice President and Secretary	AEW Capital Management, Inc. World Trade Center East Two Seaport Lane Boston, MA 02210	Attorney

Pamela J. Herbst Vice President	AEW Capital Management, Inc. World Trade Center East Two Seaport Lane Boston, MA 02210	Real Estate Professional

Steven D. Corkin Vice President	AEW Capital Management, Inc. World Trade Center East Two Seaport Lane Boston, MA 02210	Real Estate Professional

Robert G. Gifford Vice President	AEW Capital Management, Inc. World Trade Center East Two Seaport Lane Boston, MA 02210	Real Estate Professional

Douglas M. Poutasse Vice President	AEW Capital Management, Inc. World Trade Center East Two Seaport Lane Boston, MA 02210	Real Estate Professional

H. Rennyson Merritt, III Vice President	AEW Capital Management, Inc. World Trade Center East Two Seaport Lane Boston, MA 02210	Real Estate Professional

Richard W. Lewis Vice President	AEW Capital Management, Inc. World Trade Center East Two Seaport Lane Boston, MA 02210	Real Estate Professional

Linda Magee Treasurer	AEW Capital Management, Inc. World Trade Center East Two Seaport Lane Boston, MA 02210	Real Estate Professional